Exhibit 99.(h)(2)

State Street Bank and Trust Company

Channel Center

One Iron Street

Boston, MA 02210

Attention:  Geoff Emery, Vice President

Re:  Administration Agreement — Aberdeen Global Select Opportunities Fund Inc. (the “Fund”)

Ladies and Gentlemen:

Reference is made to the Administration Agreement between State Street Bank and Trust Company (the “Administrator”), and each Aberdeen management investment company identified on Schedule A thereto dated as of October 1, 2011, as amended and supplemented (the “Agreement”).  Pursuant to the Agreement, this letter is to provide notice that the Board of Directors of the Fund and its shareholders have approved an Agreement and Plan of Reorganization pursuant to which the Fund will be reorganized into the Aberdeen Global Equity Fund, a series of Aberdeen Funds (the “Reorganization”).  The Reorganization is expected to take place on or about February 25, 2015.  The Fund will require services of the Administrator following the Reorganization, including completing final reporting and filing requirements for the Fund.  Please provide a good faith estimate of your fees through the complete winding up of the Fund’s affairs following its Reorganization.

Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to Aberdeen Asset Management Inc. and retaining one for your records.

Sincerely,

ABERDEEN ASSET MANAGEMENT INC.

By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Managing U.S. Counsel

Aberdeen Asset Management Inc

1735 Market Street, 32nd floor, Philadelphia PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc is an Investment Adviser registered with the US Securities and Exchange Commission under the Investment Advisers Act of 1940.  Member of Aberdeen Asset Management Group of Companies. “Aberdeen” is a U.S. Registered service mark of Aberdeen Asset Management PLC.

Accepted:

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President

ADMINISTRATION AGREEMENT

SCHEDULE A

Listing of Funds/Portfolios and Classes of Shares

Fund/Portfolio	Classes of Shares

Aberdeen Investment Funds (formerly Artio Global Investment Funds)	Class A and Institutional Class
Aberdeen Select International Equity Fund (formerly Artio International Equity Fund)
Aberdeen Select International Equity Fund II (formerly Artio International Equity Fund II)
Aberdeen Total Return Bond Fund (formerly Artio Total Return Bond Fund)
Aberdeen Global High Income Fund (formerly Artio Global High Income Fund)

Aberdeen Global Select Opportunities Fund Inc.* (formerly Artio Select Opportunities Fund Inc., or Artio Global Equity Fund, Inc.)	Class A and Institutional Class

* On February 3, 2015, shareholders of the Aberdeen Global Select Opportunities Fund Inc. (the “Fund”) approved an Agreement and Plan of Reorganization pursuant to which the Fund will be merged into the Aberdeen Global Equity Fund, a series of Aberdeen Funds (the “Reorganization”). The Reorganization is expected to occur on or about February 25, 2015.  The Aberdeen Global Select Opportunities Fund Inc. shall be deemed removed from this Schedule A effective with the winding up of the affairs of the Fund following the Reorganization when the Administrator is no longer providing services with respect to the Fund.